FOSTER'S
GROUP

ASX RELEASE

07028879

The following release was made to the Australian Securities Exchange Limited today:

SUPPL

"Daily Buy-Back Notice – Appendix 3E"

Released: 27 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 1/2/08

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,141,939	1,214,078
4	Total consideration paid or payable for the shares	$76,097,720.25	$7,614,818.62

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.34 lowest price paid: $6.24 highest price allowed under rule 7.33: $6.6864

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$16,287,461.13

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 27-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

Released: 28 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,356,017	790,000
4	Total consideration paid or payable for the shares	$83,712,538.87	$4,980,792.00

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.34 lowest price paid: $6.26 highest price allowed under rule 7.33: $6.6675

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

Released: 29 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,146,017	915,000
4	Total consideration paid or payable for the shares	$88,693,330.87	$5,723,142.00

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.33 lowest price paid: $6.22 highest price allowed under rule 7.33: $6.6612

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$5,583,527.13

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 29-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Completes $100 million On-Market Buy-Back"

Released: 30 November 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

30 November 2007

FOSTER'S COMPLETES $100 MILLION ON-MARKET BUY-BACK

Foster's Group Limited (Foster's) has successfully completed its $100 million on-market share buy-back.

Foster's bought back 15,950,793 shares at prices between $6.06 and $6.43 per share - at an average price of $6.27 per share.

The $100 million on-market buy-back completes the $350 million capital management program announced in August 2007.

The program has allowed Foster's to effectively manage its capital structure in line with its current investment credit grade rating and is consistent with its intention to remain in a position to fully frank dividends for the foreseeable future.

Goldman Sachs JBWere was engaged to act as broker in connection with the on-market buy-back.

Further information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: + 61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Final Share Buy-Back Notice – Appendix 3F"

Released: 30 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	15,950,793
3	Total consideration paid or payable for the shares	$99,999,995
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $6.43 date: 14-Nov-07 lowest price: $6.06 date: 5-Nov-2007

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....R.K.Dudfield........................ Date: 30-Nov-07
(Assistant Company Secretary)

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Buy-Back Notice – Appendix 3E"

Released: 30 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,061,017	889,776
4	Total consideration paid or payable for the shares	$94,416,472.87	$5,583,522.35

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.43 date: 14-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.28 lowest price paid: $6.25 highest price allowed under rule 7.33: $6.6444

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$4.78

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield Date: 30-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

END